

February 13, 2013

Via Email
Jonathan Irwin
Chief Executive Officer
Frozen Food Gift Group, Inc.
7825 Fay Avenue, Suite 200
La Jolla, CA 92037

> **Re:** **Frozen Food Gift Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 16, 2013**
> **File No. 000-54597**

Dear Mr. Irwin:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Purpose and Effect of Increasing the Number of Authorized Shares …, page 2

1. Under this heading you include among the corporate purposes for which the newly authorized blank check preferred stock may be issued the "conversion and extinguishment of convertible debt and securities and future acquisitions." We note your disclosure that you are "actively discussing financing alternatives which may result in the issuance of shares of preferred stock" and that "[o]ther than future financings or potential acquisitions, the Company has no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of preferred stock." We also note the disclosure in your Registration Statement on Form S-1 (File No. 333-182986) filed August 1, 2012 and withdrawn October 25, 2012 that, as a part of the issuance of 9,118,108 restricted shares to Tangiers Investors, LP, on February 16, 2012, you agreed to use your best efforts to create a class of Series A Convertible Preferred Stock with certain rights and preferences. If you have any current plans, proposals, or

arrangements, written or otherwise, to issue any of the newly available authorized share of preferred stock, such as in connection with an acquisition or in connection with a financing arrangement, then please revise your disclosure to discuss these plans in necessary detail. For example, if the preferred stock is being issued in connection with an acquisition, then please provide the information required by Items 11, 13 and 14 to Schedule 14A. If you have no such plans, proposals or arrangements, then please revise your disclosure to clearly so state. For guidance, please see Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director